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                             May 30, 2023

       Nigel Clarke
       Minister of Finance and the Public Service
       JAMAICA GOVERNMENT OF
       Consul General of Jamaica in New York
       Consulate General of Jamaica
       767 Third Avenue
       New York, NY 10017

                                                        Re: JAMAICA GOVERNMENT
OF
                                                            Schedule B filed
May 1, 2023
                                                            File No. 333-271541
                                                            color:white;"_
                                                            Form 18-K filed on
June 14, 2022 and amended on July 29, 2022
                                                            File No. 001-04165

       Dear Nigel Clarke:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-B

       Fee Table, page 0

   1. We note that the fee table on the cover page refers to Rule 415. Please note that Rule 415 does not apply to
Schedule B (see 415(b)), and instead Schedule B shelf procedures are established by
Commission releases. Please revise accordingly.
 Nigel Clarke
FirstName
JAMAICALastNameNigel  Clarke
           GOVERNMENT   OF
Comapany
May        NameJAMAICA GOVERNMENT OF
     30, 2023
May 30,
Page 2 2023 Page 2
FirstName LastName
Form 18-K for the fiscal year ended March 31, 2022
General, page D-1

2. To the extent possible, please update all information and statistics in the Form 18-K to provide the most recent data possible. This may include, for example, your use of
         "preliminary" or "provisional" data in Exhibit D.
3. Please also ensure material COVID-19 impact disclosures are updated as much as possible. For example, in the second paragraph under "COVID-19 Pandemic," it is not clear what COVID-19 related restrictions remain.
Form 18-K for the fiscal year ended March 31, 2022
Impact of COVID-19 on Jamaica , page D-2

4. We note your statement here that the JAMALCO refinery is expected to reopen in 2022.
         Please tell us and revise to disclose whether the refinery has reopened as planned and the current status of starting up the refinery.
Natural Disaster Risk Financing, page D-23

5. There appears to be some missing information in the first sentence of the second paragraph. Please confirm that the National Disaster Fund (NDF) was capitalized at
         "J$443.6 billion" as of the end of March 2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Katherine Hsu, Special Counsel, at 202-551- 5243 or
Michael
Coco. Office Chief, at 202-551-3253 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
International Corporate
                                                               Finance